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Exhibit 99.1

                  Convocation of General Shareholders' Meeting
                           for the Fiscal Year of 2003

On February 9, 2004, the board of directors of Kookmin Bank has approved and ratified to convene the annual shareholders' meeting for the fiscal year of 2003 as follows:

[X]  Date & Time      March 23, 2004   10 A.M.

[X]  Venue            Kookmin Bank Auditorium, 4/th/ floor, 36-3 Yoido-dong,
                      Youngdeungpo-ku, Seoul, Korea 150-758

[X]  Agenda
     1) Approval of non-consolidated financial statements (Balance sheet, Income statement and Statement of disposition of deficit) for the fiscal year of 2003
     2) Partial amendment to the Articles of Incorporation
     3) Appointment of directors
     4) Appointment of candidates for the members of the Audit Committee, who are non-executive directors
     5) Approval of granting stock options

The shareholders may exercise their voting rights in writing without attending the meeting in person.

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